Exhibit 99.1

First Quarter 2026 Earnings Release

Scotiabank reports first quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended January 31, 2026 and related notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted. Our complete First Quarter 2026 Report to Shareholders, including our unaudited interim financial statements for the period ended January 31, 2026, can also be found on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov. Supplementary Financial Information is also available, together with the First Quarter 2026 Report to Shareholders on the Investor Relations page at www.scotiabank.com.

First Quarter 2026 Highlights on a Reported Basis (versus Q1 2025)	First Quarter 2026 Highlights on an Adjusted Basis(1) (versus Q1 2025)

•

Net income of $2,299 million, compared to $993 million (prior year included an impairment loss of $1,355 million related to the announced sale of the banking operations in Colombia, Costa Rica and Panama)

•

Earnings per share (diluted) of $1.73, compared to $0.66

•

Return on equity(2) of 11.1%, compared to 5.5%

• Net income of $2,695 million, compared to $2,362 million • Earnings per share (diluted) of $2.05, compared to $1.76 • Return on equity of 13.0%, compared to 11.8%

TORONTO, February 24, 2026 — The Bank of Nova Scotia (“Scotiabank”) (TSX: BNS; NYSE: BNS) reported first quarter net income of $2,299 million compared to $993 million in the same period last year. Diluted earnings per share (EPS) were $1.73, compared to $0.66 in the same period a year ago.

Adjusted net income(1) for the first quarter was $2,695 million and diluted EPS(1) was $2.05, up from $1.76 last year. Adjusted return on equity(1) (ROE) was 13% compared to 11.8% a year ago.

“2026 is off to a strong start for Scotiabank,” said Scott Thomson, President and CEO. “The Bank delivered adjusted EPS growth(1) of 16%, adjusted return on equity(1) of 13%, and adjusted positive operating leverage(1) of 4%. We saw earnings growth across all of our business lines this quarter, including in Canadian Banking, where we delivered another quarter of sequential margin expansion, accelerating fee income growth, and positive operating leverage. We are confident that we can deliver on our medium-term objectives in 2027, including a return on equity above 14% – one year ahead of our Investor Day commitments.”

Canadian Banking delivered earnings of $960 million, up 5% year-over-year, primarily driven by strong revenue growth coupled with disciplined expense management, partly offset by higher provision for credit losses. This resulted in solid positive operating leverage and a year-over-year improvement in ROE of 140 basis points to 18.1%.

International Banking generated earnings of $737 million, up 7% year-over-year on the back of margin expansion and strong positive operating leverage. Profitability improved as ROE was 16%, up from 14.2% last year, reflecting the continued execution of our strategy.

Global Wealth Management delivered adjusted earnings(1) of $491 million, up 18% year-over-year driven by strong revenue growth from higher mutual fund fees, brokerage revenues, and net interest income across our Canadian and International wealth businesses. Adjusted ROE(1) improved to 17.9% while assets under management(2) grew 10% year-over-year to $436 billion.

Global Banking and Markets had a strong start to the year, achieving earnings of $544 million, a 5% increase year-over-year. This performance was driven by strong fee-based revenue growth and robust capital markets activity, partly offset by increased provisions for credit losses and continued investments to support long-term business growth.

The Bank reported a Common Equity Tier 1 (CET1) capital ratio(3) of 13.3%.

(1) Refer to Non-GAAP Measures section starting on page 5.

(2) Refer to page 53 of the Management’s Discussion & Analysis in the Bank’s First Quarter 2026 Report to Shareholders, available on www.sedarplus.ca, for an explanation of the composition of the measure. Such explanation is incorporated by reference hereto.

(3) The regulatory capital ratios are based on Basel III requirements as determined in accordance with OSFI Guideline - Capital Adequacy Requirements.

Scotiabank First Quarter Press Release 2026 1

Financial Highlights

Reported Results	For the three months ended
	January 31	October 31	January 31
(Unaudited) ($ millions)	2026	2025	2025
Operating results
Net interest income	$5,582	$5,586	$5,173
Non-interest income	4,064	4,217	4,199

Total revenue	$9,646	$9,803	$9,372
Provision for credit losses	1,176	1,113	1,162
Non-interest expenses	5,299	5,828	6,491
Income tax expense	872	656	726

Net income	$2,299	$2,206	$993
Net income attributable to non-controlling interests in subsidiaries	12	(13)	(154)

Net income attributable to equity holders of the Bank	$2,287	$2,219	$1,147
Preferred shareholders and other equity instrument holders	132	115	122
Common shareholders	$2,155	$2,104	$1,025

Earnings per common share (in dollars)
Basic	$1.75	$1.70	$0.82
Diluted	$1.73	$1.65	$0.66

Business Segment Review

Canadian Banking

Q1 2026 vs Q1 2025

Net income attributable to equity holders was $960 million compared to $913 million, an increase of 5%. The increase was driven primarily by higher net interest income and non-interest income, partly offset by higher provision for credit losses.

Q1 2026 vs Q4 2025

Net income attributable to equity holders was $960 million compared to $941 million, an increase of 2%. The increase was driven primarily by higher net interest income and non-interest income, partly offset by higher provision for credit losses.

International Banking

Q1 2026 vs Q1 2025

Net income attributable to equity holders was $717 million compared to $651 million, an increase of 10%. The increase was driven primarily by lower non-interest expenses and provision for credit losses, as well as the positive impact of foreign currency translation. This was partly offset by higher income taxes, and lower non-interest income and net interest income.

Q1 2026 vs Q4 2025

Net income attributable to equity holders was $717 million compared to $634 million, an increase of 13%. The increase was driven primarily by lower non-interest expenses and provision for credit losses, as well as higher non-interest income and the positive impact of foreign currency translation. This was partly offset by lower net interest income and higher income taxes.

Financial Performance on a Constant Dollar Basis

The discussion below on the results of operations is on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates, which is a non-GAAP financial measure (refer to Non-GAAP Measures starting on page 5). The Bank believes that constant dollar is useful for readers in assessing ongoing business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. Ratios are on a reported basis.

Q1 2026 vs Q1 2025

Net income attributable to equity holders was $717 million compared to $682 million, an increase of 5%. The increase was driven primarily by lower non-interest expenses and provision for credit losses. This was partly offset by lower net interest income and non-interest income, as well as higher income taxes.

Q1 2026 vs Q4 2025

Net income attributable to equity holders was $717 million compared to $656 million, an increase of 10%. The increase was driven primarily by lower non-interest expenses and provision for credit losses, as well as higher non-interest income. This was partly offset by lower net interest income and higher income taxes.

Global Wealth Management

Q1 2026 vs Q1 2025

Net income attributable to equity holders was $481 million compared to $407 million. Adjusted net income attributable to equity holders was $488 million compared to $414 million, representing an 18% increase. The increase was due primarily to higher mutual fund fees, brokerage revenues, and net interest income across the Canadian and International wealth businesses. This was partly offset by higher volume-related non-interest expenses.

2 Scotiabank First Quarter Press Release 2026

Q1 2026 vs Q4 2025

Net income attributable to equity holders was $481 million compared to $447 million. Adjusted net income attributable to equity holders was $488 million compared to $453 million, representing an 8% increase. The increase was due primarily to higher mutual fund fees, brokerage revenues and net interest income, partly offset by higher volume-related non-interest expenses.

Global Banking and Markets

Q1 2026 vs Q1 2025

Net income attributable to equity holders was $545 million compared to $517 million, an increase of $28 million or 5%. The increase was driven primarily by higher non-interest income and net interest income, partly offset by higher non-interest expenses and higher provision for credit losses.

Q1 2026 vs Q4 2025

Net income attributable to equity holders was $545 million compared to $519 million, an increase of $26 million or 5%. The increase was driven primarily by higher non-interest income and net interest income, partly offset by higher non-interest expenses and higher provision for credit losses.

Other

Q1 2026 vs Q1 2025

Net loss attributable to equity holders was $416 million compared to $1,341 million last year. Included in Q1 2026 non-interest income is a loss of $423 million upon the completion of the sale of the banking operations in Colombia, Costa Rica and Panama. Included in Q1 2025 non-interest expenses is an impairment loss of $1,362 million related to the announced sale of these operations. Adjusted net loss attributable to equity holders was $41 million compared to $177 million last year. The lower loss was driven primarily by higher revenue, partly offset by higher non-interest expenses and taxes. The increase in revenues was driven mainly by higher net interest income related to lower funding costs, and higher revenue from associated corporations primarily related to the KeyCorp investment.

Q1 2026 vs Q4 2025

Net loss attributable to equity holders was $416 million compared to $322 million last quarter. Included in Q1 2026 non-interest income is a loss of $423 million upon the completion of the sale of the banking operations in Colombia, Costa Rica and Panama. Included in Q4 2025 non-interest expenses are restructuring and severance provisions of $373 million and legal provisions of $74 million. Adjusted net loss attributable to equity holders was $41 million compared to $34 million last quarter. The higher loss was driven primarily by higher taxes, largely offset by lower expenses and higher revenue.

Credit risk

Provision for credit losses

Q1 2026 vs Q1 2025

The provision for credit losses was $1,176 million compared to $1,162 million, an increase of $14 million. The provision for credit losses ratio increased by one basis point to 61 basis points. The impact of divestitures on the provision for credit loss ratio was a decrease of one basis point.

The provision for credit losses on performing loans was $73 million compared to $98 million, a decrease of $25 million. The provision this quarter was primarily related to credit migration impacting Canadian and International Banking portfolios, as well as business growth mainly in the International retail portfolio in Chile and Mexico, partly offset by the impact of improving macroeconomic outlook in Canada.

The provision for credit losses on impaired loans was $1,103 million, compared to $1,064 million, an increase of $39 million. The provision for credit losses ratio on impaired loans was 58 basis points, an increase of three basis points. The increase was due primarily to higher formations in Canadian retail and corporate portfolios. This was partly offset by the reduction of $103 million in the International retail portfolio, mainly due to the impact of divestitures.

Q1 2026 vs Q4 2025

The provision for credit losses was $1,176 million compared to $1,113 million, an increase of $63 million. The provision for credit losses ratio increased by three basis points to 61 basis points. The impact of divestitures on the provision for credit loss ratio was a decrease of one basis point.

The provision for credit losses on performing loans was $73 million compared to $71 million, an increase of $2 million. The provision this quarter was primarily related to credit migration impacting Canadian and International Banking portfolios, as well as business growth mainly in the International retail portfolio in Chile and Mexico, partly offset by the impact of the improving macroeconomic outlook in Canada.

The provision for credit losses on impaired loans was $1,103 million compared to $1,042 million, an increase of $61 million. The provision for credit losses ratio on impaired loans was 58 basis points, an increase of four basis points. The increase was due primarily to higher formations in Canadian retail and corporate portfolios. This was partly offset by the reduction of $74 million in the International Banking portfolio due to the impact of divestitures.

Allowance for credit losses

The total allowance for credit losses as at January 31, 2026 was $7,185 million compared to $7,654 million in the prior quarter. The decrease of $469 is mainly due to the divestitures. The allowance for credit losses ratio was 94 basis points, a decrease of four basis points. The allowance for credit losses for loans was $7,002 million compared to $7,463 in the prior quarter, a decrease of $461 million.

The allowance for credit losses on performing loans was lower at $4,715 million compared to $5,122 million compared to last quarter. The allowance for performing loans ratio was 64 basis points, a decrease of four basis points. The decrease was primarily due to divestitures in International Banking portfolio, partly offset by the increase in foreign currency translation of $27 million.

The allowance for credit losses on impaired loans was lower at $2,287 million compared to $2,341 million last quarter. The allowance for impaired loans ratio remained unchanged at 30 basis points. The decrease was primarily due to divestitures in the International Banking portfolio, partly offset by higher provisions in Canadian retail and Corporate portfolio in the U.S. and Canada and impact of foreign currency translation of $12 million.

Scotiabank First Quarter Press Release 2026 3

Impaired loans

Gross impaired loans as at January 31, 2026 was $7,248 million compared to $7,244 million last quarter. The increase was primarily due to new formations in corporate portfolio and the impact of foreign currency translation, partly offset by the impact of divestitures. The gross impaired loan ratio increased two basis points to 95 basis points.

Net impaired loans in Canadian Banking were $1,760 million, an increase of $148 million from last quarter, due primarily to higher retail formations. Net impaired loans in International Banking were $2,922 million, a decrease of $240 million from last quarter, mainly due to divestitures. Impaired loans in Global Banking and Markets were $221 million, an increase of $166 million from last quarter due to new formations. Net impaired loans in Global Wealth Management were $58 million, a decrease of $16 million from last quarter. Net impaired loans as a percentage of loans and acceptances increased two basis points to 0.65%.

Capital Ratios

The Bank’s CET1 capital ratio(1) was 13.3% as at January 31, 2026, an increase of approximately 10 basis points from the prior quarter, due primarily to the impact of earnings less dividends, and the benefit of the sale of Colombia, Costa Rica and Panama subsidiaries, net of the investment in Davivienda Group S.A. This was partly offset by risk-weighted asset growth, model and methodology updates, and share repurchases.

The Bank’s Tier 1 capital(1) and Total capital ratio(1) were 15.4% and 17.0%, respectively, as at January 31, 2026, representing an increase of approximately 10 basis points for the Tier 1 capital ratio and a 10 basis points decrease in the Total capital ratio from the prior quarter. The increase in the Tier 1 capital ratio was from the above noted impacts to the CET1 ratio and the decrease in the Total capital ratio is mainly due to a decrease in the amounts issued to a third party recognized in Tier 2 capital.

The Leverage ratio(1) was 4.4% as at January 31, 2026, a decrease of 10 basis points from prior quarter, primarily from higher leverage exposures.

As at January 31, 2026, the CET1, Tier 1, Total capital, and Leverage ratios were well above OSFI’s minimum capital ratios. The TLAC and TLAC Leverage ratios(1) were 28.6% and 8.3%, respectively, well above OSFI’s minimum requirements.

(1)

The regulatory ratios and measures are calculated in accordance with the Office of the Superintendent of Financial Institutions (OSFI) Guidelines on Capital Adequacy Requirements, Total Loss Absorbing Capacity and Leverage Requirements.

4 Scotiabank First Quarter Press Release 2026

Non-GAAP Measures

The Bank uses a number of financial measures and ratios to assess its performance, as well as the performance of its operating segments. Some of these financial measures and ratios are presented on a non-GAAP basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP, do not have standardized meanings and therefore might not be comparable to similar financial measures and ratios disclosed by other issuers. The Bank believes that non-GAAP measures and ratios are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP measures and ratios are used throughout this report and defined below.

Adjusted results and diluted earnings per share

The following tables present a reconciliation of GAAP reported financial results to non-GAAP adjusted financial results. Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expenses, income taxes and non-controlling interests. Presenting results on both a reported basis and adjusted basis allows readers to assess the impact of certain items on results for the periods presented, and to better assess results and trends excluding those items that may not be reflective of ongoing business performance.

Scotiabank First Quarter Press Release 2026 5

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended
	January 31	October 31	January 31
($ millions)	2026	2025	2025
Reported Results
Net interest income	$5,582	$5,586	$5,173
Non-interest income	4,064	4,217	4,199

Total revenue	9,646	9,803	9,372
Provision for credit losses	1,176	1,113	1,162
Non-interest expenses	5,299	5,828	6,491

Income before taxes	3,171	2,862	1,719
Income tax expense	872	656	726

Net income	$2,299	$2,206	$993
Net income attributable to non-controlling interests in subsidiaries (NCI)	12	(13)	(154)

Net income attributable to equity holders	2,287	2,219	1,147
Net income attributable to preferred shareholders and other equity instrument holders	132	115	122

Net income attributable to common shareholders	$2,155	$2,104	$1,025

Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
(a) Divestitures and wind-down of operations	$423	$(45)	$–
(d) Amortization of acquisition-related intangible assets	8	9	–

Total non-interest income and total revenue adjusting items (Pre-tax)	431	(36)	–

Adjusting items impacting non-interest expenses (Pre-tax)
(a) Divestitures and wind-down of operations	11	57	1,362
(b) Restructuring charge and severance provisions	–	373	–
(c) Legal provision	–	74	–
(d) Amortization of acquisition-related intangible assets	15	16	18

Total non-interest expense adjusting items (Pre-tax)	26	520	1,380

Total impact of adjusting items on net income before taxes	457	484	1,380
Impact of adjusting items on income tax expense
(a) Divestitures and wind-down of operations	(57)	(4)	(7)
(b) Restructuring charge and severance provisions	–	(103)	–
(c) Legal provision	–	(20)	–
(d) Amortization of acquisition-related intangible assets	(4)	(5)	(4)

Total impact of adjusting items on income tax expense	(61)	(132)	(11)

Total impact of adjusting items on net income	$396	$352	$1,369
Impact of adjusting items on NCI	(10)	(53)	(191)

Total impact of adjusting items on net income attributable to equity holders	$386	$299	$1,178

Adjusted Results
Net interest income	$5,582	$5,586	$5,173
Non-interest income	4,495	4,181	4,199

Total revenue	10,077	9,767	9,372
Provision for credit losses	1,176	1,113	1,162
Non-interest expenses	5,273	5,308	5,111

Income before taxes	3,628	3,346	3,099
Income tax expense	933	788	737

Net income	$2,695	$2,558	$2,362
Net income attributable to NCI	22	40	37

Net income attributable to equity holders	2,673	2,518	2,325
Net income attributable to preferred shareholders and other equity instrument holders	132	115	122

Net income attributable to common shareholders	$2,541	$2,403	$2,203

6 Scotiabank First Quarter Press Release 2026

The Bank’s quarterly financial results were adjusted for the following items. These amounts were recorded in the Other operating segment, unless otherwise noted.

a)	Divestitures and wind-down of operations

In Q1 2026, the Bank recognized a loss of $434 million ($377 million after-tax) upon the completion of the sale of its banking operations in Colombia, Costa Rica and Panama. The loss primarily represents the release of cumulative foreign currency translation losses, inclusive of hedges. In the prior fiscal year, the Bank recognized a total impairment loss of $1,422 million in non-interest expense and a credit of $45 million in non-interest income (collectively $1,342 million after-tax), of which $1,362 million ($1,355 million after-tax) was recognized in Q1 2025, as the operations that were a part of this transaction were designated as held for sale. The changes subsequent to Q1 2025 represented changes in the carrying value of net assets being sold and fair value of shares received less costs to sell, as well as changes in foreign currency. For further details, please refer to Note 19 of the condensed interim consolidated financial statements in the Q1 2026 Quarterly Report to Shareholders.

b)	Restructuring charge and severance provisions

In Q4 2025, the Bank recorded a restructuring charge and severance provision as well as other related charges of $373 million ($270 million after-tax) primarily related to workforce reductions. These amounts reflect actions taken by the Bank to simplify its organizational structure in Canadian Banking, restructure and right-size Asia operations in Global Banking and Markets and regionalize activities across its international footprint, in line with the Bank’s enterprise strategy. For further details, please refer to Note 22 of the audited consolidated financial statements in the 2025 Annual Report.

c)	Legal Provision

In Q4 2025, the Bank recognized a legal provision of $74 million ($54 million after-tax) related to several civil and other litigation matters.

d)	Amortization of acquisition-related intangible assets

These costs relate to the amortization of intangible assets recognized upon the acquisition of businesses, excluding software. The costs are recorded in non-interest expenses – depreciation and amortization for the Canadian Banking, International Banking and Global Wealth Management operating segments, and non-interest income – net income from investments in associated corporations for the Other operating segment.

Reconciliation of reported and adjusted diluted earnings per share

	For the three months ended
	January 31	October 31	January 31
($ millions)	2026	2025	2025
Reported Results
Net income attributable to common shareholders	$2,155	$2,104	$1,025
Dilutive impact of share-based payment options and others	(9)	(45)	(196)

Net income attributable to common shareholders (diluted)	$2,146	$2,059	$829
Weighted average number of diluted common shares outstanding (millions)	1,238	1,245	1,250

Diluted earnings per common share (in dollars)	$1.73	$1.65	$0.66

Adjusted Results
Net income attributable to common shareholders	$2,155	$2,104	$1,025
Impact of adjusting items on net income attributable to common shareholders(1)	386	299	1,178

Adjusted net income attributable to common shareholders	$2,541	$2,403	$2,203
Dilutive impact of share-based payment options and others	1	5	(7)

Adjusted net income attributable to common shareholders (diluted)	$2,542	$2,408	$2,196
Weighted average number of diluted common shares outstanding (millions)	1,238	1,245	1,250

Adjusted diluted earnings per common share (in dollars)	$2.05	$1.93	$1.76
Impact of adjustments on diluted earnings per share (in dollars)	$0.32	$0.28	$1.10

(1)	Refer to table on page 6.

Scotiabank First Quarter Press Release 2026 7

Reconciliation of reported and adjusted results by business line

	For the three months ended January 31, 2026(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$960	$737	$484	$544	$(426)	$2,299
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	20	3	(1)	(10)	12

Reported net income attributable to equity holders	960	717	481	545	(416)	2,287
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	132	132

Reported net income attributable to common shareholders	$960	717	481	$545	$(548)	$2,155

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	$–	$–	$–	$–	$423	$423
Amortization of acquisition-related intangible assets	–	–	–	–	8	8

Total non-interest income adjustments (Pre-tax)	–	–	–	–	431	431
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	11	11
Amortization of acquisition-related intangible assets	–	6	9	–	–	15

Total non-interest expenses adjustments (Pre-tax)	–	6	9	–	11	26

Total impact of adjusting items on net income before taxes	–	6	9	–	442	457
Total impact of adjusting items on income tax expense	–	(2)	(2)	–	(57)	(61)

Total impact of adjusting items on net income	–	4	7	–	385	396

Impact of adjusting items on NCI	–	–	–	–	(10)	(10)

Total impact of adjusting items on net income attributable to equity holders	–	4	7	–	375	386

Adjusted net income (loss)	$960	$741	$491	$544	$(41)	$2,695
Adjusted net income attributable to equity holders	$960	$721	$488	$545	$(41)	$2,673

Adjusted net income attributable to common shareholders	$960	$721	$488	$545	$(173)	$2,541

(1) Refer to Business Segment Review section of the Bank’s Q1 2026 Quarterly Report to Shareholders.
	For the three months ended October 31, 2025(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$941	$678	$450	$519	$(382)	$2,206
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	44	3	–	(60)	(13)

Reported net income attributable to equity holders	941	634	447	519	(322)	2,219
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	115	115

Reported net income attributable to common shareholders	$941	$634	$447	$519	$(437)	$2,104

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	(45)	(45)
Amortization of acquisition-related intangible assets	–	–	–	–	9	9

Total non-interest income adjustments (Pre-tax)	–	–	–	–	(36)	(36)

Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	57	57
Restructuring charge and severance provisions	–	–	–	–	373	373
Legal provision	–	–	–	–	74	74
Amortization of acquisition-related intangible assets	1	6	9	–	–	16

Total non-interest expenses adjustments (Pre-tax)	1	6	9	–	504	520

Total impact of adjusting items on net income before taxes	1	6	9	–	468	484
Total impact of adjusting items on income tax expense	–	(2)	(3)	–	(127)	(132)

Total impact of adjusting items on net income	1	4	6	–	341	352
Impact of adjusting items on NCI	–	–	–	–	(53)	(53)

Total impact of adjusting items on net income attributable to equity holders	1	4	6	–	288	299

Adjusted net income (loss)	$942	$682	$456	$519	$(41)	$2,558

Adjusted net income attributable to equity holders	$942	$638	$453	$519	$(34)	$2,518

Adjusted net income attributable to common shareholders	$942	$638	$453	$519	$(149)	$2,403

(1) Refer to Business Segment Review section of the Bank’s Q1 2026 Quarterly Report to Shareholders.

8 Scotiabank First Quarter Press Release 2026

	For the three months ended January 31, 2025(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$913	$686	$409	$517	$(1,532)	$993
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	35	2	–	(191)	(154)

Reported net income attributable to equity holders	913	651	407	517	(1,341)	1,147
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	122	122

Reported net income attributable to common shareholders	$913	$651	$407	$517	$(1,463)	$1,025

Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	1,362	1,362
Amortization of acquisition-related intangible assets	1	8	9	–	–	18

Total non-interest expenses adjustments (Pre-tax)	1	8	9	–	1,362	1,380

Total impact of adjusting items on net income before taxes	1	8	9	–	1,362	1,380
Total impact of adjusting items on income tax expense	–	(2)	(2)	–	(7)	(11)

Total impact of adjusting items on net income	1	6	7	–	1,355	1,369

Impact of adjusting items on NCI	–	–	–	–	(191)	(191)

Total impact of adjusting items on net income attributable to equity holders	1	6	7	–	1,164	1,178

Adjusted net income (loss)	$914	$692	$416	$517	$(177)	$2,362

Adjusted net income attributable to equity holders	$914	$657	$414	$517	$(177)	$2,325

Adjusted net income attributable to common shareholders	$914	$657	$414	$517	$(299)	$2,203

(1)	Refer to Business Segment Review section of the Bank’s Q1 2026 Quarterly Report to Shareholders.

Reconciliation of International Banking’s reported and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP measure. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment.

Reported Results	For the three months ended
($ millions)	October 31, 2025			January 31, 2025
	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$2,273	$(62)	$2,335	$2,169	$(112)	$2,281
Non-interest income	778	(27)	805	861	(49)	910

Total revenue	3,051	(89)	3,140	3,030	(161)	3,191
Provision for credit losses	595	(22)	617	602	(46)	648
Non-interest expenses	1,577	(39)	1,616	1,553	(79)	1,632

Income before taxes	879	(28)	907	875	(36)	911
Income tax expense	201	(6)	207	189	(7)	196

Net income	$678	$(22)	$700	$686	$(29)	$715

Net income attributable to non-controlling interests in subsidiaries (NCI)	$44	$–	$44	$35	$2	$33
Net income attributable to equity holders of the Bank	$634	$(22)	$656	$651	$(31)	$682

Other measures
Average assets ($billions)	$226	$(5)	$231	$229	$(9)	$238
Average liabilities ($billions)	$178	$(4)	$182	$174	$(9)	$183

Scotiabank First Quarter Press Release 2026 9

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

Adjusted return on equity is a non-GAAP ratio which represents adjusted net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

Adjusted return on equity for the operating segments is calculated as a ratio of adjusted net income attributable to common shareholders of the operating segment and the capital attributed. This is a non-GAAP ratio.

	For the three months ended January 31, 2026							For the three months ended January 31, 2025
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$960	$717	$481	$545	$(548)		$2,155	$913	$651	$407	$517	$(1,463)		$1,025
Total average common equity(1)	21,090	17,836	10,810	15,121	12,431		77,288	21,636	18,191	10,183	15,361	8,706		74,077

Return on equity	18.1%	16.0%	17.7%	14.3%	nm	(2)	11.1%	16.7%	14.2%	15.8%	13.3%	nm	(2)	5.5%

Adjusted(3)
Net income attributable to common shareholders	$960	$721	$488	$545	$(173)		$2,541	$914	$657	$414	$517	$(299)		$2,203

Return on equity	18.1%	16.1%	17.9%	14.3%	nm	(2)	13.0%	16.7%	14.3%	16.1%	13.3%	nm	(2)	11.8%

(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Not meaningful.
(3)	Refer to table on page 6.

10 Scotiabank First Quarter Press Release 2026

Forward-looking statements

From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (SEC), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2025 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “aim,” “achieve,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “outlook,” “seek,” “schedule,” “plan,” “goal,” “strive,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,” “might,” “can” and “could” and positive and negative variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate and globally; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third parties; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; geopolitical risk (including policies and other changes related to, or affecting, economic or trade matters, including tariffs, countermeasures, tariff mitigation policies and tax-related risks); changes to our credit ratings; the possible effects on our business and the global economy of war, conflicts or terrorist actions and unforeseen consequences arising from such actions; technological changes, including open banking and the use of data and artificial intelligence in our business, and technology resiliency; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; anti-money laundering; disruptions or attacks (including cyberattacks) on the Bank’s information technology, internet connectivity, network accessibility, or other voice or data communications systems or services, which may result in data breaches, unauthorized access to sensitive information, denial of service and potential incidents of identity theft; increased competition in the geographic and business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; environmental, social and governance risks, including climate-related risk, our ability to implement various sustainability-related initiatives (both internally and with our clients and other stakeholders) under expected time frames, and our ability to scale our sustainable-finance products and services; the occurrence of natural and unnatural catastrophic events and claims resulting from such events, including disruptions to public infrastructure, such as transportation, communications, power or water supply; inflationary pressures; global supply-chain disruptions; Canadian housing and household indebtedness; the emergence or continuation of widespread health emergencies or pandemics, including their impact on the local, national or global economies, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2025 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2025 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2026 Priorities” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank First Quarter Press Release 2026 11

Shareholders Information

Dividend and Share Purchase Plan

Scotiabank’s Shareholder Dividend and Share Purchase Plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference Call and Web Broadcast

The quarterly results conference call will take place on February 24, 2026, at 8:00 am ET and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 647-557-5524, or toll-free at 1-888-440-4083 using ID 6343333# (please call shortly before 8:00 am ET). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page at www.scotiabank.com/investorrelations.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from February 24, 2026 to March 3, 2026, by calling 647-362-9199 or 1-800-770-2030 (North America toll-free) and entering the access code 6343333#.

Additional Information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations:

Scotiabank

40 Temperance Street, Toronto, Ontario

Canada M5H 0B4

Telephone: (416) 775-0798

E-mail: investor.relations@scotiabank.com

Global Communications:

Scotiabank

40 Temperance Street, Toronto, Ontario

Canada M5H 0B4

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

320 Bay Street, 14th Floor

Toronto, Ontario, Canada M5H 4A6

Telephone: 1-877-982-8767

E-mail: service@computershare.com

Co-Transfer Agent (USA)

Computershare Trust Company, N.A.

Telephone: 1-781-575-2000

E-mail: service@computershare.com

Street Courier/Address:

C/O: Shareholder Services

150 Royall Street

Canton, MA, USA 02021

Mailing Address:

PO Box 43078

Providence, RI, USA 02940-3078

For other shareholder enquiries, please contact the Corporate Secretary’s Department:

Scotiabank

40 Temperance Street

Toronto, Ontario, Canada M5H 0B4

Telephone: (416) 866-3672

E-mail: corporate.secretary@scotiabank.com

12 Scotiabank First Quarter Press Release 2026

Rapport trimestriel disponible en français

Le rapport trimestriel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations avec les investisseurs, La Banque de Nouvelle-Écosse, 40, rue Temperance, Toronto (Ontario), Canada M5H 0B4, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Contact Information

Meny Grauman

Scotiabank Investor Relations

meny.grauman@scotiabank.com

Rebecca Hoang

Scotiabank Investor Relations

rebecca.hoang@scotiabank.com

Scotiabank First Quarter Press Release 2026 13